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January 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Development eREIT, LLC Post Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed November 22, 2023 File No. 024-11873

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Development eREIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 19, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on November 22, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Post Qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1.	We note that in the 12-month period prior to October 20, 2023, you had settled subscriptions for approximately $14,069,167. Please revise Item 6 of Part I of Form 1-A to provide for the issuance of all unregistered securities over the past 12-month period.

In response to the Staff’s comment, the Amendment updates the Offering Statement to revise Item 6 of Part I of Form 1-A to include all unregistered securities over the past 12-month period, including securities issued pursuant to Regulation A and Regulation D.

2.	We note that settlement may occur up to 45 days after a prospective investor submits a subscription agreement and that you reserve the right to reject any investor’s subscription in whole or in part for any reason. Please provide analysis as to why you believe this is not a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

The Company respectfully advises the Staff that the 45-day period after an investor submits a subscription agreement is utilized by the Company and the Manager in order to review the investor’s subscription agreement, conduct required Anti-Money Laundering processes, coordinate with the transfer agent and for other administrative items with respect to an investor’s subscription. We respectfully submit that allowing time for such administrative and operational activities does not result in a delayed offering prohibited by Rule 251(d)(3)(i)(F) of Regulation A.

Furthermore, we note that Rule 251(d)(3)(i)(F) relates to a subset of delayed offerings – specifically continuous offerings. The Company’s offering – as previously reviewed, commented upon and acknowledged by the Staff, is a continuous offering that meets all of the requirements for a continuous offering, which are as follows:

(F)            Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date.

The Company’s reservation of right to reject subscriptions in whole within the timeframe disclosed in the Offering Statement poses no challenge to consideration of the offering as continuous and the disclosure in the Offering Circular provides potential investors with detailed information regarding the administrative process related to the review and acceptance of their subscription and their investment status.

Cover Page

3.	We note that the per share purchase price for your common shares in this offering will be adjusted by your Manager at the beginning of every semi-annual period (or such other period as determined by your Manager in its sole discretion, but no less frequently than annually). We further note that you file on a semi-annual or other periodic basis an offering circular supplement disclosing the determination of our NAV per share that will be applicable for such period. Please be advised that you cannot change your offering price by filing a supplement.

We respectfully submit that a price change that is less than 20% can be noted in a supplement as explained in Release No. 33-9741 (March 25, 2015) (the “Release”) “The final rules also permit, as proposed, offering circular supplements to reflect a decrease in the volume of, or to change the price range of, the securities offered in reliance on a qualified offering statement under Regulation A, so long as the decrease in the volume of securities offered or change in the price range would not materially change the disclosure contained in the offering statement at qualification. Notwithstanding this provision, any decrease in the volume of securities offered and any deviation from the low or high end of the price range may be reflected in the offering circular supplement filed with the Commission if, in the aggregate, the decrease in volume and/or change in price represent no more than a 20% change from the maximum aggregate offering price calculable using the information in the qualified offering statement.”

We further note that, apart from an issuer’s ability to effect up to a 20% price change pursuant to a supplement, the approach of permitting a formula-based price change that is disclosed via supplements is consistent with how many non-traded REITs publicly disclose change in the price per share at which they sell their shares in continuous offerings on Form S-11, including REITs such as Blackstone Real Estate Income Trust, Inc. (“Blackstone”), Starwood Real Estate Income Trust, Inc. (“Starwood”) and RREEF Property Trust, Inc. (“RREEF”). In fact, RREEF notes its daily price per share on its website and then files prospectus supplements noting the daily price per share for the prior month at the end of each month.

Lastly, we respectfully advise the Staff that the pricing mechanism described in the offering circular is consistent with the pricing mechanism that the Staff has reviewed and qualified nearly one hundred (100) times on behalf of not only the Company, but also on behalf of each of the twenty-one (21) Fundrise sponsored programs that have qualified and offered securities under Regulation A over the past nine (9) years. We are not aware of any change in the Staff's positions or guidance that would cause the Company or its affiliated programs to no longer be able to update their share price in accordance with accepted industry norms.

Offering Summary

Our Structure, page 15

4.	Please revise to include a more legible organizational chart. Moreover, please revise the chart to include ownership percentage for each entity.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include a more legible organizational chart which includes the ownership percentage for each entity.

Maintenance of our Investment Company Act exemption imposes limits..., page 34

5.	Please expand your disclosure regarding the consequences if you were deemed to be an investment company under the Investment Company Act of 1940. For instance, please disclose that if you were deemed to be an investment company, you would be ineligible to conduct this offering under Regulation A.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose that if the Company were to be deemed an investment company under the Investment Company Act of 1940, the Company may have to restructure its operations, sell certain of its assets or abstain from the purchase of certain assets, and would be ineligible to conduct this offering under Regulation A.

By purchasing shares in this offering, you are bound by the jury waiver provisions..., page 53

6.	Please revise to disclose whether or not the waiver of jury trial provisions apply to purchasers in secondary transactions.

In response to the Staff’s comment, the Company respectfully advises the Staff that any purchasers of shares in a secondary transaction would be subject to the jury waiver provision because the jury waiver provision is also contained in the Company’s Operating Agreement. The Company has added disclosure to the risk factor on page 53 to make clear that the jury waiver provision will apply to purchasers of shares in a secondary transaction. The Company has also added similar disclosure on page 99 in the “Description of Our Common Shares—Operating Agreement” section and on page 130 in the “How to Subscribe” section to summarize the jury waiver provision in the Company’s Operating Agreement.

Estimated Use of Proceeds, page 61

7.	We note your disclosure on 85 that, as you sell additional common shares in this offering, you "will use the proceeds of such sales to pay down the principal and interest of any related party loan or the principal of the outstanding participation interests, as appropriate." We further note that, as of October 20, 2023, you had outstanding company-level, related party debt outstanding of approximately $33.4 million, including principal and accrued interest. Please revise to disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Item 504 of Regulation S-K and Instruction 4 to Item 504.

In response to the Staff’s comment, the Amendment updates the Offering Statement to disclose the interest rate and maturity date of such related party debt outstanding as of the most recent practicable date, and to clarify that the related party debt outstanding is in connection with the Company’s ownership interest in National Lending, a self-sustaining lending entity which is financed by each of the real estate investment trusts managed by the Company’s Manager and affiliated with the Company’s sponsor. The Company will include the following table in the Offering Statement (dollar amounts in thousands), which we note is also included in the Company’s most recent Semi-Annual Report on Form 1-SA that is incorporated by reference in the Offering Statement.

Note	Principal Balance	Interest Rate (1)	Maturity Date (1)	Balance at December 31, 2023	Balance at June 30, 2023	Balance at December 31, 2022
2022 – A	$3,500	3.5%	03/30/2023	$-	$-	$3,500
2022 – B (2)	$3,500	6.5%	08/10/2024	$3,500	$3,500	$3,500
2022 – C (3)	$3,000	6.5%	10/05/2024	$3,000	$3,000	$3,000
2022 – D (4)	$8,000	6.5%	12/20/2024	$6,000	$6,000	$8,000
2023 – A (5)	$3,500	6.0%	03/30/2024	$3,500	$3,500	$-
2023 – B	$3,500	6.0%	03/31/2024	$3,500	$3,500	$-
2023 – C	$3,000	6.0%	04/14/2024	$3,000	$3,000	$-
2023 – D	$4,000	6.0%	06/30/2024	$4,000	$4,000	$-
2023 – E	$2,000	6.5%	07/10/2024	$2,000	$-	$-
2023 – F	$500	6.5%	07/31/2024	$500	$-	$-
2023 – G	$3,500	6.5%	10/03/2024	$3,500	$-	$-
				$32,500	$26,500	$18,000

(1)	The interest rates and maturity dates presented are effective as of December 31, 2023.

(2)	During the year ended December 31, 2023, the Company extended the maturity date of this promissory note from August 10, 2023 to August 10, 2024.

(3)	During the year ended December 31, 2023, the Company extended the maturity date of this promissory note from October 5, 2023 to October 5, 2024.

(4)	On February 17, 2023, the Company partially paid off one promissory note, including $2.0 million of principal and approximately $123,000 of accrued interest.

(5)	During the year ended December 31, 2023, the Company extended the maturity date of this promissory note from March 30, 2023 to March 30, 2024.

Additionally, as some of this related party debt was incurred within the last year, the Company will revise the disclosure to note the proceeds of such related party debt was used to maintain greater liquidity and better finance the Company’s real estate investment strategies.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP